
March 24, 2015

Glenn D. Yeik
President
Trimedyne, Inc.
5 Holland #223
Irvine, California 92618

    Re: Trimedyne, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Form 10-Q for the Fiscal Quarter Ended December 31, 2014
               File No. 000-10581

Dear Mr. Yeik:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director